

Mail Stop 4628

January 18, 2017

Via E-Mail
Uzi Sasson
President and Chief Financial Officer
IXYS Corporation
1590 Buckeye Drive
Milpitas, CA 95035

> **Re: IXYS Corporation**
> **Form 10-K for the Fiscal Year Ended March 31, 2016**
> **Filed June 9, 2016**
> **File No. 0-26124**

Dear Mr. Sasson:

We refer you to our comment letter dated January 6, 2017 regarding potential business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: James Jones, General Counsel

Amanda Ravitz
Assistant Director